November 1, 2007

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:         Healthy Fast Food, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed on October 9, 2007
File No. 333-145360

Dear Ms. McManus:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 2 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated October 22, 2007, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

Capitalization, page 17

1.
Refer to our previous comment 8.  Please revise the explanation of adjustments to your capitalization table to include the amounts of the change in additional paid in capital attributable to the common stock, “A” warrants, and “B” warrants per the calculations provided in your response.  Such calculation should be made using the expected offering price of $6.

Response:   Complied.  See the expanded disclosure in footnote 2 to the capitalization table on page 17.

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
November 1, 2007

2.	As a related matter, please tell us why you have not used the Black-Scholes method in determining the fair value of the warrants in your bifurcation process.

Response: As stated in the revised footnote 2 on page 17, the Black-Scholes-Merton Fair Value Computation Method has been used.

Plan of Operation, page 19

3.
We note your response to our prior comment number 21.  Please revise your discussion in the fourth paragraph on page 19 to describe the “unusual” costs incurred with your first restaurant, as you have done in your response letter.

Response:  Complied.  See the revised disclosure on page 19.

4.
We note your response to our previous comment 22.  However, we continue to feel a formal policy regarding inventory obsolescence and/or spoilage is necessary as effective inventory management is a key to financial success in your industry.  As such, please formalize your policy and revise your document accordingly.

Response: Complied. The Company’s formalized policy is set forth on pages 21 and F-7.

Leasehold Improvements, Property and Equipment, page 21 and F-7

5.
We note your response and revisions to our previous comment 23.  However, as your statement of operations presents a subtotal, “loss (gain) from operations”, you should specifically use this caption in which amounts for gains or losses will be included as specified in the last sentence in paragraph 45 of SFAS 144.  In this regard, your present revision to use “income from continuing operations before income taxes” implies the caption on your statement of operations currently labeled as “loss before income taxes” which includes other non-operating items (e.g. interest).  Please revise accordingly.

Response: Complied. See the revised language on pages 22 and F-7.

EVOS Restaurant Franchise, page 25

6.
We note your response to our previous comment 26 with your belief that disclosing a pro forma effect of the adjustment may be misleading as it implies that the registrant could have received a reduced rate prior to April 2007.  It appears that our comment may have been unclear or misunderstood, as we were not requesting pro forma effect for the impact of a “reduced” rate.  As you will be receiving only a reduced rate for the first two years with a fixed 5.5% rate thereafter, we believe that the periods in which the reduced rate is in effect is tantamount to a royalty payment holiday

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
November 1, 2007

during this phase-in royalty period.  As such, we believe, in some fashion, your MD&A and financial statements should clearly quantify the impact of material changes that will occur and cause reported historical financial information not to be indicative of future operating results when the fixed 5% rate will apply thereafter.  Specifically, as a lower royalty rate will phase out over a relatively short period (i.e. the initial two years) and become fixed at a higher rate thereafter, we believe some disclosure of the impact of the aggregate dollar amount and per share effects of obtaining the favorable lower royalty rates during the initial two-year royalty phase in period should be provided.  Your disclosure would provide the favorable aggregate impact during each financial statement period of amounts being paid at reduced royalty rates from the fixed 5% rate that will occur after the initial two years of the royalty agreements.  Please refer to the guidance in Item 303 of Regulation S-B and Topic 11C of the Staff Accounting Bulletins.

Response:  Complied.  See pages 20 and F-22.

Franchise Development Economics and Strategy, page 28

7.
We note your response to prior comment 25 and reissue in part.  Please clarify what you mean by your intent to eventually pursue opportunities to purchase franchises with cash or stock.  Consistent with your response, please also disclose that this intended course of action is at least several years away and contingent upon successfully developing your 12-state territory.

Response:  Complied.  See the revised disclosure on page 29.

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Restaurant Operations:  Franchise Agreement, page F-6

8.
We note your response to our previous comment 34, and note the change in disclosure.  However, given your earlier disclosure that you gave EVOS $95,000 as an “inducement to enter” the Area Rights Agreement, and that such payment is non-refundable, it appears that this payment, in function, is for the purchase of the Area Rights Agreement and not a prepayment of franchise fees.  Please revise your balance sheet presentation, amortization schedule, and income statement impact accordingly.

Response:  The Company believes that it has correctly reflected the payment of $95,000 to EVOS USA, Inc. - $17,500 to the Henderson restaurant and $77,500 as prepaid franchise fees.  Section 3 of the Area Rights Agreement (ARA), signed in December 2006, recited that in exchange for the amounts advanced by the

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
November 1, 2007

Company to EVOS USA, Inc., the initial franchise fees would be waived for 11 new restaurants opened by the Company.  The July 30, 2007 letter from EVOS USA, Inc. clarified that the $95,000 covered a total of 13 franchises.  In function, the $95,000 paid to EVOS USA, Inc. is a prepayment of franchise fees.

If the ARA were to be terminated due to non-compliance with the development timeline, the Company would no longer enjoy the exclusivity to its 12-state territory.  It would not be entitled to receive one-half of the initial franchise fees and royalties paid to EVOS by franchisees in its 12-state territory.  However, the Company could still open additional EVOS franchises and therefore apply the prepaid franchise fees to such additional franchises.

9.
Further, we note from section 8(c) of the ARA filed as Exhibit 10.8 that EVOS has the option to terminate and/or adjust the territory stipulated in the ARA should the development schedule not be met.  Please explain to us how you have satisfied the requirements of paragraph 8 of SFAS 144, as the possible termination of the ARA due to non-compliance with the development timeline is considered a factor that may indicate impairment.  Specifically, your plans as set forth in your document indicate you intend to only have two total restaurants in the next six to nine months (between April through July, 2008), although 5 are required by May 31, 2008.

Response:  The Company does not believe that impairment of the prepaid franchise fees is appropriate under the circumstances.  As stated on pages 4, 20, and 24, the Company proposes to open a restaurant in the Las Vegas area within the next six to nine months and the franchisee the Company solicited for the Central California area plans to open its restaurant in the next six to nine months.  The Company is in the negotiating stage with two additional locations in the Las Vegas area.  Accordingly, the Company believes that it will be able to meet the May 31, 2008 development target.

Further, as discussed in response to comment #8 above, if the ARA were to be terminated due to non-compliance with the development timeline, the Company would no longer enjoy the exclusivity to its 12-state territory. The Company could still open additional EVOS franchises and therefore apply the prepaid franchise fees to such additional franchises.

General

10.	Please update your financial statements and consent in accordance with Item 310 of Regulation S-B in your next amendment.

Response: Complied. The financial statements have been updated through September 30, 2007. See exhibit 23.2.

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
November 1, 2007

In our letter to the staff dated October 9, 2007, we advised that the underwriters had made no arrangements with a third party to host or access the preliminary prospectus on the Internet, nor did they at that time have plans to make such arrangements.  The underwriters have recently advised us that they intend to engage NetRoadShow (www.netroadshow.com) to provide an electronic road show in compliance with the rules and regulations of the SEC including Rule 433.  It is contemplated that the representative of the underwriters will enter into an agreement with NetRoadShow pursuant to which NetRoadShow will be engaged to produce and transmit road shows (as that term is defined in Rule 433(h)(4).  The road shows will be transmitted by means of the Internet either directly from NetRoadShow's website or through a link to the representative's website.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
Reeves, Evans, McBride & Zhang, LLP
Holland & Knight LLP